MEETING OF THE BOARD OF TRUSTEES OF CONESTOGA FUNDS

September 6th 2012

PROPOSED RESOLUTIONS

Minutes

RESOLVED, that the Board of Trustees (the “Board”) of Conestoga Funds (the “Trust”) hereby approves the minutes of its quarterly meeting held on May 10th, 2012 in the form presented at the meeting.

Annual approval of the Joint Fidelity Bond for the Small Cap, Mid Cap and LargeCap Fund

RESOLVED, that the Board hereby finds that the fidelity bond for the Trust, written by St. Paul Travelers (the “Bond”), which is in the aggregate amount of  $750,000  to cover, among others, officers and employees of the Trust, in accordance with Rule 17g-1 under the 1940 Act is reasonable in form and amount, after having given due consideration to, among other things, the ratable allocation of such total one-year premium among the insured parties under said Bond, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust and the nature of the securities in the Trust.

Approval of the independent auditors for fiscal year 2013; in the preparation of the financial statements for the Conestoga Small Cap and Mid Cap Fund and the Institutional Advisors Large- Cap Fund, respectively.

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby finds that the retention of (“Briggs Bunting”) BBD, LLP as the Trust’s independent registered public accounting firm for the fiscal year ending September 30th, 2013 is consistent with the best interests of the Trust and its shareholders;

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the selection of BBD, LLP is to serve as the independent registered public accounting firm for the Trust for the fiscal year ending September 30th, 2013, subject to the terms and conditions of Section 32(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder;

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the schedule of fees for BBD, LLP services to the Trust for the fiscal year ending September 30th, 2013, in the form presented at the meeting; and

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the participation of Robert M. Mitchell, the Trust’s Treasurer, in the preparation of the Trust’s financial statements for the fiscal year ending September 30th, 2013.

General enabling resolution

RESOLVED, that the Board hereby authorizes and directs the appropriate officers of the Trust to do any and all such lawful acts and execute such documents as may be reasonably necessary or appropriate to perform and carry out the actions of the Board taken at this meeting, and to otherwise comply with the laws and rules of the United States or its individual states or jurisdictions, or any administrative body.

Binder for Insurance
Page 2 of 3
Conestoga Funds

THE HARTFORD

I.	**NAMED INSURED:**	Conestoga Funds
II.	**INSURED ADDRESS:**	259 N. Radnor Chester Road #120 Radnor, PA 19087
III.	**INSURING COMPANY:**	Hartford Fire Insurance Company
IV.	**BOND FORM:**	Investment Company Bond
V.	**BOND PERIOD:**	From: 9/23/2012 To: 9/23/2013
VI.	**BOND NUMBER:**	00 FI 0271470 - 12
VII.	**BINDER PERIOD:**	From: 9/23/2012 To: Bond Issuance

OPTION 1	**LIMIT OF INSURANCE***	**DEDUCTIBLE ****
☒ Coverages	No Aggregate Limit	
I. Employee	$750,000.	$25,000. Except that no deductible shall apply to any loss under Coverage I. sustained by an Investment Company
II. Premises	$750,000.	$25,000.
III. Transit	$750,000.	$25,000.
IV. Forgery or Alteration	$750,000.	$25,000.
V. Securities	$750,000.	$25,000.
VI. Counterfeit Currency	$750,000.	$25,000.
VII. Computer Systems Fraudulent Entry	$750,000.	$25,000.
VIII. Voice Initiated Transaction	$750,000.	$25,000.
IX. Telefacsimile Transfer Fraud	$750,000.	$25,000.
X. Uncollectible Items of Deposit	$50,000	$5,000.
XI. Audit Expense	$50,000	$5,000
XII. Stop Payment	$50,000.	$5,000.
XIII. Unauthorized Signatures	$50,000.	$5,000.
ANNUAL PREMIUM:***	**$2,658**	

* *Limit of Insurance: In excess of the Deductible.*

** *Deductible: Each Claim.*

*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

VIII.

- *Commission percentages shown are for direct commission only and do not include any applicable contingent commission or other forms of compensation.*

Binder for Insurance
Page 3 of 3
Conestoga Funds

The Hartford

IX. RIDERS, EXCLUSIONS AND LIMITATIONS:

F-6000 – Investment Company Bond
F-6016 – In Witness Signature Page
F-6018 – Automatic Increase Rider
F-6051 – Adding or Deducting Insureds Rider – *Conestoga Small Cap Fund,Conestoga Mid Cap Fund, Institutional Advisors LargeCap Fund*
F-5297 – Producer Compensation Notice
HG00H00901 – Amend Mailing Address for Notice Endorsement

Note: Rider titles are used for ease of reference only. If you have questions regarding the scope of the above riders, please request a specimen copy using the corresponding reference number above.

X. SUBJECTIVITIES:

This Binder is subject to the underwriter's receipt, review and acceptance of the following prior to binding:

N/A

This group of subjectivities is not subject to a time specific deadline, however, in the event that they are not received, reviewed and accepted, The Hartford fully reserves its rights to amend the Policy. In addition, we do not waive any rights or defenses we may have in connection with the Policy, nor are we estopped from asserting all or any defenses that we may have available to us under the Policy.

As part of any Proposal submitted to HFP concerning this account (including any attachments, exhibits, particulars, statements, or other applications or documents submitted therewith or separately), any and all SEC filings by or in connection with this risk are deemed to be likewise submitted and incorporated as part of any Proposal.

This is a temporary and conditional Binder and is conditioned upon underwriter's **receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted by The Hartford, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and any binder issued pursuant thereto.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this Binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and binder issued pursuant thereto.

Binder for Insurance
Page 2 of 4

Conestoga Capital Advisors, LLC
00 FA 0267751 12

THE HARTFORD

I.	**NAMED INSURED:**	Conestoga Capital Advisors, LLC
II.	**INSURED ADDRESS:**	259 N. Radnor Chester Road #120 Radnor, PA 19087
III.	**INSURING COMPANY:**	Hartford Fire Insurance Company
IV.	**POLICY FORM:**	The Hartford Crimeshield Advanced Policy CA00H00300 0909
V.	**POLICY PERIOD:**	From: 09/23/2012 To: 09/23/2013
VI.	**BINDER PERIOD:**	From: 09/23/2012 To: Policy Issuance
VII.	**POLICY NUMBER:**	00 FA 0267751 12
VIII.	**MISCELLANEOUS:**	
IX.	**OPTION:**	

INSURING AGREEMENTS	LIMIT OF INSURANCE*	DEDUCTIBLE**	COVERAGE FEATURES
IA1 - EMPLOYEE THEFT	$1,000,000	$25,000	
IA2 - EMPLOYEE THEFT - CLIENT PREMISES	$1,000,000	$25,000	
IA3 - COMPUTER AND FUNDS TRANSFER FRAUD	$1,000,000	$25,000	
IA4 - INSIDE THE PREMISES - MONEY, SECURITIES AND OTHER PROPE	$1,000,000	$25,000	
IA5 - OUTSIDE THE PREMISES - MONEY, SECURITIES AND OTHER PROPERTY	$1,000,000	$25,000	
IA6 - DEPOSITORS FORGERY OR ALTERATION	$1,000,000	$25,000	
IA8 - MONEY ORDERS AND COUNTERFEIT CURRENCY	$50,000	$0	

ANNUAL PREMIUM:* **	**$2,286**

* *Limit of Insurance: In excess of the Deductible.*

** *Deductible: Each Claim.*

Binder for Insurance
Page 3 of 4

Conestoga Capital Advisors, LLC
00 FA 0267751 12

THE HARTFORD

*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

X.

* *Commission percentages shown are for direct commission only and do not include any applicable contingent commission or other forms of compensation.*

XI. ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS:

1. CA00H00200 - Crimeshield Advanced Policy Declarations
2. CA00H00300 - The Hartford Crimeshield Advanced Policy
3. CA00H12600 - Bond Billing Statement
4. CA37H00400 - Pennsylvania Amendatory Endorsement
5. CA37H00500 - Pennsylvania Cancellation and Nonrenewal Endorsement
6. HR00H09300 - Producer Compensation Notice
7. CA00H07400 - Non-Cumulative Liability Endorsement (FI 0262683 ; FI 0260454 ; FI 0271470)
8. CA00H13700 - Amend Definition of Insured Delete Definition of Controlled Partnership, Non ERISA Plans
9. CA00M00200 - Financial Institution Custodian and Formation of Funds Or Partnerships Exclusions

Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding reference number above.

XII. SUBJECTIVITIES:

30 Day Subjectivities: This binder is also subject to the underwriter's receipt, review and acceptance of the following no later than :

N/A

This is a temporary and conditional binder and is conditioned upon **underwriter's receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted on or before the date specified above, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or cancelling this temporary and conditional binder and any policy issued pursuant thereto. In addition, if a warranty statement and/or a fully executed application is a required ten day subjectivity, a Prior Acts Exclusion will be added to the policy as indicated in Section XIV, ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS. This exclusion will be removed upon the underwriter's timely receipt, review and acceptance of the warranty and/or application.

Please be aware that if prior to the effective date of the policy period there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of the policy period there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional binder and any policy issued pursuant thereto.

Return Remittance to:

Binder for Insurance
Page 2 of 4

Conestoga Capital Advisors, LLC
00 FI 0262683 12

THE HARTFORD

I.	**NAMED INSURED:**	Conestoga Capital Advisors, LLC
II.	**INSURED ADDRESS:**	259 N. Radnor Chester Road #120 Radnor, PA 19087
III.	**INSURING COMPANY:**	Hartford Fire Insurance Company
IV.	**POLICY FORM:**	Crimeshield Policy For Mercantile Entities CS00H00200 0105
V.	**POLICY PERIOD:**	From: 09/23/2012 To: 09/23/2013
VI.	**BINDER PERIOD:**	From: 09/23/2012 To: Policy Issuance
VII.	**POLICY NUMBER:**	00 FI 0262683 12
VIII.	**MISCELLANEOUS:**	
IX.	**OPTION:**	

INSURING AGREEMENTS	**LIMIT OF INSURANCE***	**DEDUCTIBLE****	**COVERAGE FEATURES**
☒ Crime*SHIELD*			
1. Employee Theft Initial Limit Maximum Limit	 $3,164,732 $25,000,000	 $0	Automatic coverage for any ERISA plan assets added throughout the policy period up to the maximum limit.
ANNUAL PREMIUM:* **	**$2,848**		

* *Limit of Insurance: In excess of the Deductible.*

** *Deductible: Each Claim.*

*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

X.

* *Commission percentages shown are for direct commission only and do not include any applicable contingent commission or other forms of compensation.*

Binder for Insurance
Page 3 of 4

Conestoga Capital Advisors, LLC
00 FI 0262683 12

THE HARTFORD

XI. ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS:

1. CS00H00200 - Crimeshield Policy For Mercantile Entities
2. CS00H03700 - Bridge Endorsement - Discovery Superseding Loss Sustained Coverage
3. CS00H09800 - Bond Billing Statement
4. CS37H03900 - Pennsylvania Notice
5. CS37H04000 - Pennsylvania Changes
6. CS37H04300 - Pennsylvania Changes - Actual Cash Value
7. HG00H00901 - Amend Mailing Address For Notice Endorsement
8. HR00H09300 - Producer Compensation Notice
9. CS00H00701 - Definite Term Endorsement
10. CS00H08800 - Premium Endorsement
11. CS00H28101 - Non-Custodial Investment Adviser Employee Dishonesty Coverage For ERISA & Non-Erisa

Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding reference number above.

XII. SUBJECTIVITIES:

None

This is a temporary and conditional binder and is conditioned upon **underwriter's receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted on or before the date specified above, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or cancelling this temporary and conditional binder and any policy issued pursuant thereto. In addition, if a warranty statement and/or a fully executed application is a required ten day subjectivity, a Prior Acts Exclusion will be added to the policy as indicated in Section XIV, ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS. This exclusion will be removed upon the underwriter's timely receipt, review and acceptance of the warranty and/or application.

Please be aware that if prior to the effective date of the policy period there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of the policy period there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional binder and any policy issued pursuant thereto.

Return Remittance to:

The Hartford
PO Box 5556
Hartford, CT 06102-5556

Premium must be paid within thirty (30) days of the policy effective date.